UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                           NOTIFICATION OF LATE FILING

                             SEC File No. 0-23530
                       (Check One): CUSIP Number 89323B108

   Form 10-KSB   Form 20-F    Form 11-K   X Form 10-QSB    Form -SAR
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                        For Period Ended: March 31, 2002

Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form -SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant:  Trans Energy, Inc.

Former Name if Applicable:

            Address of Principal Executive Office (Street and Number)
                210 Second Street St. Marys, West Virginia    26170
            -----------------------------------------------------------
                                   City,        State and     Zip Code:

PART II - RULES 12b-25(b) AND(C))

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and

         (C)) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11- K, 10-Q, -SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant's has been delayed in finalizing its financial statements for the period and has not had adequate time to complete the report. The Registrant anticipates that it will file the report within the prescribed extension period.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Leonard E. Neilson                (801)                      733-0800
         (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify reports(s).

                                                     Yes X             No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the

         subject report or portion thereof?      Yes X            No
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         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Revenues for the three month period ended March 31, 2002 declined 42% to $169,489 from $294,425 for the three months ended March 31, 2001. This resulted in a net loss $445,534 for the 2002 period compared to $172,574 for the 2001 period.

                               TRANS ENERGY, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 2002                           By  /S/ WILLIAM F. WOODBURN
                                                 ------------------------------
                                                       WILLIAM F. WOODBURN
                                                       Secretary / Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).


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